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February 26, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Kevin Woody

Jeff Gordon

Gregory Herbers

Geoffrey Kruczek

Re:	Heramba Electric plc

Amendment No. 1 to Registration Statement on Form F-4

Filed January 16, 2024

File No. 333-275903

To the addressees set forth above:

This letter is sent on behalf of Heramba Electric plc (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated January 26, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

February 26, 2024

Amendment No. 1 to Form F-4 filed January 16, 2024

Risk Factors
We rely on a limited number of suppliers and manufacturers for our products..., page 15

1.	We note your response to prior comment 3. Please revise your disclosure to discuss known trends or uncertainties resulting from mitigation efforts, if any. Explain whether any mitigation efforts introduce new material risk, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 180 of the Registration Statement.

General

2.	We note your response to prior comment 17. Please revise your disclosure to discuss how the waiver of deferred underwriting commissions was obtained. Please clearly indicate which party, identifying that party by name, initiated the request for the waiver and their reasons for doing so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages xxvii, 6, 42 and 100 of the Registration Statement.

3.	Please update your compensation disclosure for 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Registration Statement.

4.	We note your response to prior comment 16. It is our understanding that J.P. Morgan resigned. If so, revise to state so directly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages xxvii, 6, 42 and 100 of the Registration Statement of the Registration Statement.

February 26, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Nick S. Dhesi of Latham & Watkins LLP at (713) 546-7409 or nick.dhesi@lw.com.

Sincerely,

/s/ Nick S. Dhesi
Nick S. Dhesi

cc:	Via E-mail

Alan I. Annex, Greenberg Traurig, P.A.
Brian N. Wheaton, Greenberg Traurig, P.A.